CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

                         For Nevada Profit Corporations
          (Pursuant to NRS 78.835 and 78.390 - After Issuance of Stock)

                              -Remit in Duplicate-

1.   Name  of  Corporation:  20/20  Web  Design,  Inc.

2. The articles have been amended as follows (provide Article numbers, if available):

     ARTICLE  ONE  [Name].  The  name of the Corporation is 20/20 Networks, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of articles of incorporation have voted in favor of the amendment is: 73.7%.

4.   Officer  Signature  (Required):

/s/  Charles  Smith
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Charles Smith, President, Secretary